September 16, 2025

Toby R. Neugebauer
Chief Executive Officer
Fermi LLC
600 S. Tyler St.
Suite 1501
Amarillo, TX 79101

       Re: Fermi LLC
           Registration Statement on Form S-11
           Filed September 8, 2025
           File No. 333-290089
Dear Toby R. Neugebauer:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-11
Exhibits

1. We note that certain of your exhibits are noted as having their schedules or exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. In accordance with such Item, please ensure that each such exhibit includes a list briefly identifying the contents of all omitted schedules.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 16, 2025
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi James Regan at 202-551-3269 or Pamela Long at 202-551-
3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Matthew L.Fry, Esq.